UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

HeartWare International, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

422368100

(CUSIP Number)

John F. Brown

Hudson Executive Capital LP

1185 Avenue of the Americas, 32nd Floor

New York, NY 10036

With a copy to:

Marc Weingarten, Esq.

Eleazer Klein, Esq.

919 Third Avenue

New York, New York 10022

(212) 756-2000

Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

January 13, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 422368100	SCHEDULE 13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Hudson Executive Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 866,258
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 866,258
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 866,258
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON PN, IA

CUSIP No. 422368100	SCHEDULE 13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Douglas L. Braunstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 866,258
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 866,258
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 866,258
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 422368100	SCHEDULE 13D	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON James C. Woolery
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 866,258
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 866,258
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 866,258
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 422368100	SCHEDULE 13D	Page 5 of 7 Pages

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D relates to the Common Stock, par value $0.001 per share (the "Shares"), of HeartWare International, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 500 Old Connecticut Path, Framingham, Massachusetts 01701.

ITEM 2. IDENTITY AND BACKGROUND

(a) This statement is being filed by Hudson Executive Capital LP, a Delaware limited partnership ("Hudson Executive"), Douglas L. Braunstein and James C. Woolery (collectively, the "Reporting Persons").

(b) The principal business address of the Reporting Persons and the Management GP (as defined below) is c/o Hudson Executive Capital LP, 1185 Avenue of the Americas, 32nd Floor, New York, NY 10036.

(c) Hudson Executive's principal business is to serve as investment advisor to certain affiliated investment funds (the "HEC Funds"). The principal occupation of each of Mr. Braunstein and Mr. Woolery is to serve as a Managing Partner of Hudson Executive and a Managing Member of Hudson Executive's general partner, HEC Management GP LLC, a Delaware limited liability company (the "Management GP"). Management GP's principal business is to serve as general partner of Hudson Executive and as the general partner or manager of various other affiliated entities of Hudson Executive.

(d) None of the Reporting Persons or Management GP, nor any of their officers or managing directors, have during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons or Management GP, nor any of their officers or managing directors, have during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Hudson Executive is a Delaware limited partnership. Mr. Braunstein and Mr. Woolery are both citizens of the United States. Management GP is a Delaware limited liability company.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As of the date hereof, the Reporting Persons may be deemed to beneficially own the 866,258 Shares reported herein (the "Subject Shares") as detailed in Item 5. The aggregate purchase price for the 866,258 Subject Shares is $33,916,122.

The source of funding for the transactions pursuant to which the Reporting Persons obtained beneficial ownership of the Shares was derived from the respective working capital of the HEC Funds.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Persons acquired the Subject Shares in the belief that they are undervalued and represent an attractive investment.

Although the Reporting Persons acquired the Subject Shares for investment purposes, the Reporting Persons intend to engage in discussions with the Company's management and board of directors, other stockholders of the Company and other interested parties, which discussions may relate to the business, operations (including cost structure), assets, capitalization, financial condition, management, governance and board composition and strategic plans of the Company (including without limitation potential mergers, acquisitions, divestitures, or a sale of the Company), including without limitation the Company's proposed business combination with Valtech Cardio, Ltd.

CUSIP No. 422368100	SCHEDULE 13D	Page 6 of 7 Pages

To date, the Reporting Persons have had meetings and calls with the Company's management and various shareholders of the Company with respect to the matters referenced above.

The Reporting Persons intend to review their investment in the Company on a continuing basis. Depending on various factors, including the Company's financial position and strategic direction, the outcome of the discussions referenced above, actions taken by the board of directors of the Company, price levels of the securities of the Company, other investment opportunities available to the Reporting Persons, the availability and cost of debt financing, conditions in the capital markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investments in the Company as they deem appropriate, including purchasing additional securities of the Company, entering into financial instruments or other agreements which increase or decrease the Reporting Persons' economic exposure with respect to their investments in the Company, selling some or all of the Reporting Persons' respective holdings in the Company, engaging in any hedging or similar transactions with respect to such holdings and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) and (b) The Reporting Persons may be deemed to beneficially own the 866,258 Shares reported herein which represent 5.0% of the outstanding Shares. The foregoing percentage is calculated based on 17,315,187 Shares outstanding as of October 30, 2015, as reported in the Company's quarterly report on Form 10-Q for the quarter ended September 30, 2015.

Hudson Executive, as the investment adviser to the HEC Funds, may be deemed to share power to vote or direct the vote of (and share power to dispose or direct the disposition of) the Subject Shares.

By virtue of their roles with respect to Hudson Executive and the Management GP, each of Messrs. Braunstein and Woolery may be deemed to share power to vote or direct the vote of (and share power to dispose or direct the disposition of) the Subject Shares and, therefore, each may be deemed to be a beneficial owner of the Subject Shares.

(c) All transactions in the Shares effected during the past 60 days on behalf of an HEC Fund over which the Reporting Persons have investment discretion are set forth in Exhibit 2 attached hereto and incorporated herein by reference.

(d) The HEC Funds have the right to receive dividends from, and the proceeds from the sale of, the Subject Shares. No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as described herein, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 422368100	SCHEDULE 13D	Page 7 of 7 Pages

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Joint Filing Agreement of the Reporting Persons

Exhibit 2 Schedule of transactions effected during the last 60 days

Exhibit 3 Power of attorney dated January 15, 2016 by Douglas L. Braunstein

Exhibit 4 Power of attorney dated January 15, 2016 by James C. Woolery

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 15, 2016

HUDSON EXECUTIVE CAPITAL LP

By: HEC Management GP LLC, its general partner

By: /s/ Douglas L. Braunstein*

Name: Douglas L. Braunstein*

Title: Managing Member

DOUGLAS L. BRAUNSTEIN

By: /s/ Douglas L. Braunstein*

Douglas L. Braunstein

JAMES C. WOOLERY

By: /s/ James C. Woolery*

James C. Woolery

* by John F. Brown, attorney-in-fact